Conformed Copy

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                      (Amendment No. __)*

                          NEWCOR, INC.
                        (Name of Issuer)

                 Common Stock, $1.00 Par Value
                 (Title of Class of Securities)

                           651186108
                         (CUSIP Number)

  Kent E. Shafer, Miller, Canfield, Paddock and Stone, P.L.C.,
        150 W. Jefferson, Suite 2500, Detroit, MI 48226
                         (313) 496-7570
  (Name, Address, and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         March 4, 1995
    (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 651186108
___________________________________________________________________________

(1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

     Shirley E. Gofrank
___________________________________________________________________________

(2)  Check the Appropriate Row If a Member of a Group  (See Instructions)
     (a)
     (b)
___________________________________________________________________________

(3)  SEC Use Only
___________________________________________________________________________

(4)  Source of Funds  (See Instructions)   (not applicable)
___________________________________________________________________________

(5) Check If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
___________________________________________________________________________

(6)  Citizenship or Place of Organization  United States of America
___________________________________________________________________________

                     (7)  Sole Voting Power: 39,628
Number of           _______________________________________________________
Shares
Beneficially         (8)  Shared Voting Power: 223,854
Owned by            _______________________________________________________
Each
Reporting            (9)  Sole Dispositive Power: 39,628
Person              _______________________________________________________
with
                    (10)  Shared Dispositive Power: 223,854
___________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     263,482
___________________________________________________________________________

(12) Check If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
___________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)  5.6%
___________________________________________________________________________

(14) Type of Reporting Person  (See Instructions)  IN
___________________________________________________________________________
        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934


Item 1.   Security and Issuer.

                              Security              -      Common
                              Stock,  $1.00  par  value  ("Common
                              Stock")

                              Issuer                -     Newcor,
                              Inc.,  a Delaware corporation  (the
                              "Issuer")

     Principal
                              Executive  Office    -     1825  S.
                              Woodward, Suite 240
                              Bloomfield Hills, MI 48302


Item 2.   Identity and Background.

     (a)  Name of person filing:  Shirley E. Gofrank ("SEG")

     (b)  Business address:

          3001 W. Big Beaver Rd., Suite 306
          Troy, MI 48084

     (c)  Present principal occupation:

          Certified public accountant

                 Name,   principal  business,  and   address   of
          organization through which principal occupation is carried out:

               Gofrank & Mattina, P.C.
               Practice of accounting
               3001 W. Big Beaver Rd., Suite 306
               Troy, MI 48084

          (d) SEG has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) SEG has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SEG was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  SEG is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

      Prior to March 4, 1995, Frank L. Gofrank was the sole trustee of the Frank L. Gofrank Trust created under a trust agreement dated 4/28/93 (the "Trust"), which on March 4, 1995 owned (and continues to own) 223,854 shares of Common Stock (the "Trust Shares"). Frank L. Gofrank died on March 4, 1995, whereupon SEG became one of two successor trustees of the Trust, the other being SEG's sister, Catherine A. Gofrank ("CAG"). At the time she became a trustee of the Trust, SEG individually owned 39,628 shares of Common Stock (the "Individual Shares"), which she had owned for more than 60 days prior to March 4, 1995 and which she continues to own.

Item 4.   Purpose of Transaction.

      The purpose of SEG's becoming one of the trustees of the Trust was to comply with her father's wish (as expressed in the trust agreement) that she do so.

      In her capacity as a trustee of the Trust, SEG expects from time to time to be presented with or give consideration to proposals that the Trust acquire or dispose of securities of the Issuer, and in her capacity as a member of the Issuer's Board of Directors, SEG may from time to time be called upon to give consideration to proposals that the Issuer engage in transactions of one or more of the types listed below. Except as described in the preceding sentence, SEG currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, SEG intends to remain free to take such action, including the making of such proposals with respect to the Issuer or its securities, as SEG may from time to time deem appropriate in light of circumstances which might arise from time to time.

Item 5.   Interest in Securities of the Issuer.

      (a)  SEG beneficially owns (within the meaning of Rule 13d-
3) 263,482 shares of the Common Stock (5.6% of the class).

      (b) SEG has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 39,628 shares of Common Stock (i.e., the Individual Shares). SEG has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 223,854 shares of Common Stock (i.e., the Trust Shares). SEG's voting and dispositive power with respect to the Trust Shares is shared with CAG. The applicable information required by Item 2 of Schedule 13D for CAG is as follows:

          (1)  Name:  Catherine A. Gofrank

          (2)  Business address:

               26555 Evergreen Rd., #1050
               Southfield, MI 48076-4285

          (3)  Present principal occupation:

               Attorney

                         Name, principal business, and address of
               organization through which principal occupation is carried out:

               Gofrank & Kelman
               Practice of law
               26555 Evergreen Rd., #1050
               Southfield, MI 48076-4285

                     (4)   CAG has not during the last five years
               been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (5) CAG has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CAG was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    (6) CAG is a citizen of the United States of America.

     (c) There were no transactions in the Common Stock effected by SEG since 60 days prior to March 4, 1995.

      (d) The beneficiaries of the Trust have the right to receive the dividends from or the proceeds of the sale of the Trust Shares.

     (e)  (not applicable)

Item    6.     Contracts,   Arrangements,   Understandings,    or
Relationships with Respect to Securities of the Issuer.

      SEG has no contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

     None.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              7-10-96
                              (Date)


                              /s/ Shirley E. Gofrank
                              (Signature)


                              Shirley E. Gofrank
                              (Name)

                Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.
1001).